January 30, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Todd Schiffman

Re:

Overture Acquisition Corp.
Registration Statement on Form S-1, filed on October 26, 2007,
File No. 333-146946, as amended (the “Registration Statement”)

Dear Mr. Schiffman:

Overture Acquisition Corp., a Cayman Islands exempted company with limited liability (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests the effective date for the above-captioned Registration Statement be accelerated to Wednesday, January 30, 2008 at 4:30 p.m. Washington, D.C. time or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3.

the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to call Bruce Mendelsohn of Akin Gump Strauss Hauer & Feld LLP, our counsel, at (212) 872-8117.

Very truly yours,

Overture Acquisition Corp.

/s/ Marc J. Blazer

Marc J. Blazer

President and Treasurer